March 18, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (870) 802-5945

Mr. Dwayne Powell
President and Chief Executive Officer
Pocahontas Bancorp, Inc.
1700 E. Highland,
Jonesboro, Arkansas 72401

Re:	Pocahontas Bancorp, Inc.
	Form 10-K for the fiscal year ended September 30, 2004
	Filed December 29, 2004

	Form 10-Q for the period ended December 31, 2004
	File Number: 000-23969

Dear Mr. Powell:


      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K filed on December 29, 2004

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

1. We note that you amortize core deposit premiums over ten years, which approximates the estimated life of the purchased deposits. We acknowledge that you periodically evaluate the carrying value to estimate the remaining periods of benefit. Further we note that your deposit balances decreased from $586 million as of September 30,
2003
to $491 million as of September 30, 2004 and the accompanying discussions on page 10 of your Annual Report. Please supplementally provide the following:

* An analysis of your most recent periodic review performed which has enabled you to conclude no core deposit premium impairment exists. Specifically state in your response when this analysis was performed and provide all relevant details and schedules, as appropriate;
* Include within your analysis the portion of the decrease in deposit balances specifically attributable to your acquisitions for which core deposit intangibles were recorded and are currently being amortized;
* Explain how you determined that a useful life of ten years for all core deposit premiums is appropriate based on your analysis;
* Please provide to us a rollforward of your core deposit premium, net balance as presented in your Consolidated Statements of Financial
Condition. Specifically, we note that your balance has decreased approximately $1.58 million, but your expense as reported in your Consolidated Statements of Cash Flows relating to your amortization of core deposit premiums was $944,696;
* Please tell us what line item in the financial statements your amortization of core deposit premiums is recorded and revise your accounting policy footnote in future filings accordingly.

Please refer to the authoritative guidance in paragraphs 11-15 of SFAS No. 142. Please specifically key your individual responses to the above guidance when you explain how you determined your relevant accounting for this issue.

2. We note from your Critical Accounting Policy disclosure on page
6
that goodwill is reviewed at least annually to ensure that there have been no events of circumstances resulting in an impairment of the recorded amount of excess purchase price. You also state that adverse changes in the economic environment, operations of acquired business units, or other factors could result in a decline in projected fair values. We also note that you have acquired numerous institutions as evidenced on page 2 of your most recent 10-K filing. Please supplementally provide to us the following:


* Explain how you have identified reporting unit(s) on which to review your goodwill for potential impairment;
* Explain how you have assigned acquired assets (including goodwill) and liabilities for your reporting unit(s);
* Explain the method(s) by which you have measured the fair value of your reporting unit(s) during your most recent analysis;
* Include in your response how the significant decrease experienced in your deposit balances in the current year has impacted your most recent fair value determination;
* Explain how recently acquired operations of business units have impacted your most recent goodwill impairment analysis.

Please include the authoritative guidance in SFAS No. 142 in your response.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      	You may contact John Spitz at (202) 824-5477 or me at
(202)942-1783 if you have questions.


Sincerely,


John P. Nolan
      Accounting Branch Chief

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Mr. Dwayne Powell
Pocahontas Bancorp, Inc.
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